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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65386

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIT Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Six Landmark Square, Suite 300
(No. and Street)

Stamford (City) CT (State) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael H. Finnell (603) 588-9660
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Becher, Della Torre, Gitto & Co.
(Name - if individual, state last, first, middle name)

76 North Walnut Street (Address) Ridgewood (City) NJ (State) 07450 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

RECEIVED 2017 APR -2 AM 8:04 SEC / TM

RECEIVED 2017 APR -2 AM 8:07 SEC / TM

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michale H. Finnell, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of MIT Associates, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Member
Title

Subscribed and sworn to before me this 29 day of March 2017



Notary Public

ROBIN ZELESNICK
[illegible]ARY PUBLIC OF CONNECTICUT
[illegible]mission Expires 12/31/2020

This report* contains (check all applicable boxes):

- [✓] (a) Facing page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Cash Flows
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [✓] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [✓] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [✓] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Members of
MIT Associates, LLC
Stamford, Connecticut

We have audited the accompanying statement of financial condition of MIT Associates, LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company
Ridgewood, New Jersey
March 28, 2017

MIT ASSOCIATES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$ 12,169
Accounts receivable (no allowance)	48,468
Prepaid expenses and other current assets	2,023
TOTAL ASSETS	$ 62,660

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 6,450
Members' equity	56,210
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 62,660

The accompanying notes are an integral part of these financial statements.

MIT ASSOCIATES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUE:	
Advisory fees and services	$ 208,759
Other income	6,902
TOTAL REVENUE	215,661
EXPENSES:	
Employee compensation and benefits	91,737
Insurance	68,599
Professional fees	40,344
Occupancy	33,376
Travel and entertainment	11,685
Technology, data and communication	7,724
Office and other expenses	5,681
Regulatory	2,082
Depreciation	833
TOTAL EXPENSES	262,061
NET LOSS	$ (46,400)

The accompanying notes are an integral part of these financial statements.

MIT ASSOCIATES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

Members' equity - December 31, 2015	$ 141,110
Contributions	-
Distributions	(38,500)
Net loss	(46,400)
Members' equity - December 31, 2016	$ 56,210

The accompanying notes are an integral part of these financial statements.

MIT ASSOCIATES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:		
Net loss		$ (46,400)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	$ 833	
(Increase) decrease in operating assets:		
Accounts receivable	(2,281)	
Prepaid expenses and other	9,432	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(23.926)	
Total adjustments		(15,942)
Net cash used in operating activities		(62,342)
Cash flows from investing activities:		-
Cash flows from financing activities:		
Distributions		(38,500)
Net cash used in financing activities		(38,500)
Net change in cash		(100,842)
Cash at December 31, 2015		113,011
Cash at December 31, 2016		$ 12,169
Cash paid during the year for:		
Interest		$ -
Income taxes		-

The accompanying notes are an integral part of these financial statements.

MIT ASSOCIATES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

1. Description of the Company and summary of significant accounting policies:

Description of Company:

MIT Associates, LLC ("the Company") was formed as a limited liability company and is registered as a limited purpose broker dealer under Section 15(b) of the Securities Exchange Act of 1933, as amended. The Company provides consulting, advisory, and private placement services to alternative asset investment managers.

The Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

In 2011, the Company entered into a marketing joint venture agreement with Hudson Partners Group, LLC and conducts its business under the "Hudson Partners Group, LLC" trade name.

Significant Accounting policies:

Use of estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates used.

Cash:

The Company has deposits from time to time, in financial institutions in excess of the insured deposit amount. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Accounts receivable:

The Company continuously monitors the creditworthiness of clients and, if applicable, establishes an allowance for amounts that may become uncollectible in the future based on current economic trends, historical payment and bad debt write-off experience, and any specific customer related collection issues.

1. Description of the Company and summary of significant accounting policies (continued):

Revenue recognition:

Management fee, finder fee, and performance fee revenue is recognized in the period in which the fee is earned.

Income taxes:

The Company is a limited liability company that has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax returns of the members for federal and state tax purposes.

Management of the Company has evaluated all significant tax positions as required by accounting principles generally accepted in the United States of America and is of the opinion that the Company has not taken any material tax position that would require the recording of any tax liability by the Company. Generally, federal and state authorities may examine the Company's tax returns for three years from date of filing. Consequently, income tax returns for years prior to 2013 are no longer subject to examination by taxing authorities.

2. Property and Equipment:

	December 31 2016
Office equipment	$ 37,548
Furniture and fixtures	76,858
	114,406
Less accumulated depreciation	(114,406)
	$ 0

Depreciation expense for the year ended December 31, 2016 was $833. Property and equipment were fully depreciated as of December 31, 2016.

3. Commitments:

Lease:

The Company entered into a non-cancellable lease for office space, jointly and severally with two other companies, which commenced in March 2015. The lease provided for rent abatement through September 2015 and contained a provision for future rent increases.

The Company share (approximately 24.3%) of the required monthly base rent was approximately $3,500, plus an additional amount for property taxes and maintenance.

In accordance with ASC No. 840 (Leases), The Company recorded monthly rent expense equal to the total of the payments due over the lease term, divided by the number of months of the lease term.

Rent expense under this lease was $24,627 during 2016.

This lease was terminated as of July 31, 2016 and the Company reversed the deferred rent accrual of $17,157 against rent expense.

Beginning August 1, 2016, the Company began renting office space as a tenant-at-will under a month-to-month agreement. Rent expense under the new agreement was $20,429 during 2016.

4. Concentrations:

In 2016, 96% of revenues were earned from four clients. The Company had an outstanding account receivable from one of these clients of approximately $48,500 at December 31, 2016.

5. Rule 15c3-3:

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

6. Net capital requirements:

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $5,719, which exceeded the minimum requirement of $5,000 by $719. The Company's ratio of total aggregate indebtedness to net capital was 112.78 to 1 as of December 31, 2016.

7. Subsequent events:

Management has evaluated subsequent events through March 28, 2017, the date on which these financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

SCHEDULE I
MIT ASSOCIATES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

Net Capital	
Credits:	
Total members' equity	$ 56,210
Debits:	
Non-allowable assets	50,491
Net capital	5,719
Minimum net capital requirement (The greater of 5,000 or 6 2/3% of aggregate indebtedness)	5,000
Excess Net Capital	$ 719
Aggregate indebtedness	$ 6,450
Ratio of aggregate indebtedness to net capital	112.78 to 1

There are no material differences as of December 31, 2016, between the above computation and the computation included in the Company's corresponding unaudited form X-17A-5 Part IIA filing.


BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Members of
MIT Associates, LLC
Stamford, Connecticut

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MIT Associates, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company
Ridgewood, New Jersey
March 28, 2017

MIT Associates, LLC

Exemption Report from SEA Rule 15c3-3

Pursuant to SEA Rule 17a-5(d)(4), MIT Associates, LLC claims exemption from Rule 15c3-3 under the following provision:

- The Company met the identified exemption provisions in Rule 15c3-3(k) during the most recent fiscal year without exception (1/1/16-12/31/16).

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

Signed: 

Managing Member

3/29/17

Date

Printed Name: MICHAEL FINNELL

MIT ASSOCIATES, LLC

DECEMBER 31, 2016

CONTENTS